Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board and Management Board

Merus B.V.:

We consent to the use of our report dated January 21, 2016, with respect to the statements of financial position of Merus B.V. as of December 31, 2014, December 31, 2013 and January 1, 2013 and the related statements of profit or loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the presentation of expenses in the Statement of profit or loss and comprehensive loss from the nature of expense method to the function of expense method.

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

January 21, 2016